DREYFUS APPRECIATION FUND, INC.

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.
Dreyfus Appreciation Fund, Inc. (the "Fund") desires to offer multiple classes in accordance with Rule 18f-3, and the Fund's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:
1.            Class Designation:  Fund shares shall be divided into Class Y and Investor shares.
2.            Differences in Services:  The services offered to shareholders of each Class, as described in the Fund's prospectus or statement of additional information, shall be substantially the same, except for certain services provided to holders of Investor shares.  Dreyfus Automatic Asset Builder®, Dreyfus Payroll Savings Plan, Dreyfus Government Direct Deposit, Dreyfus Dividend Sweep, Dreyfus Auto-Exchange Privilege and Dreyfus Automatic Withdrawal Plan are not available for Class Y shares.
3.            Differences in Distribution Arrangements:  Class Y and Investor shares shall be offered at net asset value, and shall not be subject to any front-end or contingent deferred sales charges.
Class Y shares of the Fund shall be offered only to (i) institutional investors, acting for themselves or on behalf of their clients, that have entered into an agreement with the Fund's Distributor, and, except as otherwise may be approved by The Dreyfus Corporation with respect to certain qualified or non-qualified employee benefit plans, including 401(k), 403(b)(7), Keogh, pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, sole proprietorships, non-profit entities, trade or labor unions, or state and local governments, that make an initial investment in Class Y shares of the Fund of at least $1 million, (ii) certain institutional clients of an investment advisory subsidiary of The Bank of New York Mellon Corporation, provided that such clients are approved by The Dreyfus Corporation and make an initial investment in Class Y shares of the Fund of at least $1 million, and (iii) certain funds in the Dreyfus Family of Funds and series of BNY Mellon Funds Trust.
Investor shares of the Fund are designed primarily for investors who are investing directly with the Fund through the Fund's Distributor or other entities that have entered into agreements with the Distributor to sell such shares.  Investor shares of the Fund shall be subject to an annual service fee at the rate of .25% of the value of the Fund's average daily net assets attributable to Investor shares, pursuant to a Shareholder Services Plan.
4.            Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific Class; (d) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (e) litigation or other legal expenses relating solely to a specific Class; (f) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (g) Board members' fees incurred as a result of issues relating to a specific Class.
5.            Conversion Features:  No Class shall be subject to any automatic conversion feature.  Certain holders of Investor shares of the Fund who meet the eligibility requirements for the purchase of Class Y shares of the Fund and who do not require the Fund, The Dreyfus Corporation or the Fund's Distributor or their affiliates to make any shareholder servicing, sub-transfer agency, administrative or recordkeeping payments may have all of their Investor shares of the Fund converted into Class Y shares of the Fund.
6.            Exchange Privileges:  Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time and, except for shares held through financial intermediary brokerage platforms, (b) shares of certain other Classes of such investment companies or shares of certain other investment companies as specified from time to time.

Dated as of:  July 1, 2013
Amended as of:  February 1, 2016